SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)*
Immersion Corporation
 (Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
452521107
 (CUSIP Number)
William C. Martin
Ten Princeton Avenue, P.O. Box 228
Rocky Hill, New Jersey 08553
(609) 357-1870

Christopher P. Davis, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 11, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Raging Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,779,346
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,779,346
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,779,346
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS William C. Martin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,779,346
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,779,346
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,779,346
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14.	TYPE OF REPORTING PERSON HC

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the "Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:

In March 2018, Carl Schlachte, Chairman and Interim CEO of Immersion Corporation, a Delaware corporation (the "Issuer"), spoke with Kenneth Traub, Managing Partner of Raging Capital Management LLC, and Mr. Schlachte inquired as to whether Mr. Traub would be willing and interested in serving on the Board of Directors of the Issuer (the "Board"). Mr. Schlachte explained that based on Mr. Traub's prior interactions with the Board of the Issuer and his experience and track record, the Issuer believed that Mr. Traub would be a valuable addition to the Board. Mr. Traub responded that he would only consider accepting such a request in the event the Issuer settles with Viex (as defined below) who previously nominated other candidates for the Board, and if the nomination of Mr. Traub to the Board is acceptable to all parties.
In May 2018, the Issuer informed Mr. Traub that it believed it was close to reaching a settlement with Viex and that both parties support Mr. Traub's nomination to the Board.  At the Issuer's request, Mr. Traub returned a signed consent to being named as a nominee to the Board by the Issuer and to serve as a director if elected.
On May 11, 2018, the Issuer publicly disclosed that it entered into a Cooperation Agreement (the "Cooperation Agreement") with VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC, and Eric Singer (collectively, "Viex") in which the Issuer and Viex both agreed to support Mr. Traub as the only nominee for election at the Issuer's 2018 annual meeting of stockholders. Raging Capital Management LLC and Mr. Traub are not parties to or bound by the Cooperation Agreement.
The foregoing description of the Cooperation Agreement is qualified in its entirely by reference to the full text of the Cooperation Agreement, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
Items 5(a)-(b) are hereby amended and restated in their entirety as follows:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 30,367,214 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 4, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2018.
Raging Capital
(a)	As of the date hereof, Raging Capital may be deemed to beneficially own 4,779,346 shares of Common Stock by virtue of its relationship with Raging Master discussed in detail in Item 2.
Percentage: Approximately 15.7%
(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,779,346
3. Sole power to dispose or direct the disposition: 0
 4. Shared power to dispose or direct the disposition: 4,779,346

Mr. Martin
(a)	As of close of the date hereof, Mr. Martin may be deemed to beneficially own 4,779,346 shares of Common Stock by virtue of his relationship with Raging Master discussed in detail in Item 2.
Percentage: Approximately 15.7%

(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  4,779,346
3. Sole power to dispose or direct the disposition: 0
 4. Shared power to dispose or direct the disposition: 4,779,346

Item 7. Materials to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
99.1
Cooperation Agreement dated May 11, 2018, by and among VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC, Eric Singer and Immersion Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 11, 2018).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	May 15, 2018
RAGING CAPITAL MANAGEMENT LLC
By:

By:	/s/ Kenneth Traub
Name: Kenneth Traub
Title: Managing Partner

/s/ Kenneth Traub
Kenneth Traub, as attorney-in-fact for William C. Martin